THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INVESTMENT COMPANY BOND - BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

As of the Effective Date of this endorsement, the Declarations is amended as follows:

Forms and endorsements amended:
IVBB-19005-0116

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Effective Date: 12/03/2020
Policy Number: 106592741

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ADD OR DELETE INSUREDS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following amendments are made to ITEM 1 of the Declarations:

1. The following entities are deleted from the list of Insureds:

2. The following entities are added to the list of Insureds:

    Hillman Value Fund
    Arin Large Cap Theta Fund
    Matisse Discounted Closed-End Fund Strategy
    Roumell Opportunistic Value Fund
    Adaptive Hedged Income Fund (formerly Cavalier Adaptive Income Fund)
    Adaptive Hedged High Income Fund (Formerly Cavalier Hedged High Income Fund)
    Adaptive Fundamental Growth Fund (formerly Cavalier Fundamental Growth Fund)
    Adaptive Tactical Rotation Fund (Formerly Cavalier Tactical Rotation Fund)
    Adaptive Tactical Economic Fund (Formerly Cavalier Tactical Economic Fund)
    Adaptive Growth Opportunities Fund (formerly Cavalier Growth Opportunities Fund)
    Sector Rotation Fund
    QCI Balanced Fund
    UVA Unconstrained Medium Term Fixed Income ETF
    The Cannabis ETF
    Leeward Investment Trust
    Starboard Investment Trust
    Spinnaker ETF Series
    SCS Insurance Opportunities Fund
    Trajan Wealth Income Opportunities Fund
    UVA Dividend Value ETF
    Matisse Discounted Bond CEF Strategy
    Hillman Capital Management Investment Trust
    Modern Capital Tactical Opportunities Fund
    Modern Capital Funds Trust

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106592741

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.